SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accountabilities, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00436A200

(CUSIP Number)

Kenneth L. Henderson, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-State Employment Services, Inc. 75-3033600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,274,767 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,274,767 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,274,767 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON* CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,274,767 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,274,767 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,274,767 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John P. Messina, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Peter Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Maria Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 455,600 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 455,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yolanda Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON* IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jay H. Schecter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON* IN

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 16, 2009 (the “Schedule 13D”) jointly by Robert Cassera, an individual (“Cassera”), John P. Messina, Sr., an individual (“Messina”), Thomas Cassera, an individual (“TC”), Peter Ursino and his wife, Maria Ursino, individuals (collectively “Ursino”) and John Trippiedi and his wife, Yolanda Trippiedi, individuals (collectively “Trippiedi”) and Tri-State Employment Services, Inc., a Nevada corporation (“Tri-State”), in connection with the ownership of the shares of common stock, par value $0.0001 per share of Accountabilities, Inc., a Delaware corporation. In addition to the amended and supplemented information below, this Amendment No. 1 is being filed to include Jay H. Schecter (‘Schecter”). Each of Cassera, Messina, TC, Ursino, Trippiedi, Schecter and Tri-State are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

The business address of Schecter is 160 Broadway, 15th Floor, New York, New York 10038. The principal employment of Schecter is the Chief Executive Officer of the Company. In addition, he is an executive of Tri-State.

Schecter is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As a director, Schecter was granted 20,000 shares of restricted Common Stock in January, 2008. The shares vest in three equal annual installments commencing in January 31, 2009.

The disclosure set forth in Item 5(c) below is incorporated into this Item 3 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)        The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 23,677,018 shares of Common Stock outstanding as of April 24, 2009, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2009. (1) Tri-State beneficially owns an aggregate of 11,274,767 shares of Common Stock, or 47.6% of the outstanding Common Stock of the Issuer. Cassera currently beneficially owns an aggregate of 11,274,767 shares of Common Stock, or 47.6% of the outstanding Common Stock of the Issuer, which includes the shares owned by Tri-State; (2) Messina beneficially owns an aggregate of 220,000 shares of Common Stock or 0.9% of the outstanding Common Stock of the Issuer; (3) TC beneficially owns an aggregate of 455,600 shares of Common Stock or 1.9% of the outstanding Common Stock of the Issuer; (4) Ursino beneficially owns an aggregate of 30,000 shares of Common Stock or 0.1% of the outstanding Common Stock of the Issuer; (5) Trippiedi beneficially owns an aggregate of 12,000 shares of Common Stock or 0.05% of the outstanding Common Stock of the Issuer; and (6) Schecter beneficially owns an aggregate of 20,000 shares of Common Stock or 0.08% of the outstanding Common Stock of the Issuer.

All of the foregoing represents an aggregate of 12,012,367 shares of Common Stock and as of the date hereof, 11,274,767 of such shares of Common Stock are owned of record by Tri-State, which is wholly owned by Cassera, 220,000 of such shares of Common Stock are owned of record by Messina, 455,600 of such shares of Common Stock are owned of record by TC, 30,000 of such shares of Common Stock are owned of record by Ursino, 20,000 shares of Common Stock are owned of record by Schecter, 8,000 of such shares of Common Stock are owned of record by Trippiedi and 4,000 of such shares of Common Stock are owned of record by two accounts of which Trippiedi is custodian created pursuant to the Uniform Gift to Minors Act (“UGMA”) for the benefit of Trippiedi’s two children. Cassera has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Tri-State reported in this Schedule 13D by reason of his direct ownership and his control of Tri-State.

(b)        Rows (7) through (10) of the cover pages to this Amendment No. 1 set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)        The information below describes all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, by purchases from the Issuer or by private block purchases from existing shareholders.

Tri-State
Date of Transaction	Amount of Securities Involved	Price per Share
5/06/09	5,000	$0.17
5/12/09	20,000	$0.17
5/20/09	25,000	$0.16
5/20/09	5,000	$0.15
6/02/09	17,060	$0.18
6/03/09	7,940	$0.18
6/04/09	10,000	$0.17
6/05/09	10,000	$0.17
6/15/09	10,000	$0.19
6/16/09	5,000	$0.19
6/17/09	1,820	$0.19
6/18/09	8,180	$0.19
6/18/09	498,000	$0.1455
6/18/09	670,000	$0.1455

TC
Date of Transaction	Amount of Securities Involved	Price per Share
5/28/09	5,000	$0.18
5/29/09	5,000	$0.18
6/08/09	5,000	$0.18
6/09/09	5,000	$0.18
6/09/09	5,000	$0.18
6/10/09	5,000	$0.17
6/10/09	5,000	$0.17
6/10/09	5,000	$0.17
6/10/09	5,000	$0.17

Working capital of Tri-State was used to purchase the shares of Common Stock referred to in this Item 5(c). Personal funds of TC were used to purchase shares of Common Stock referred to in this Item 5(c).

Other than as described in this Item 5(c), none of the Reporting Persons has effected any transactions in the shares of Common Stock in the past sixty days.

(d)        No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 18, 2009, Tri-State entered into a Stock Purchase Agreement with Ronald Shapps, an individual (“Shapps”), pursuant to which Tri-State purchased 498,000 shares of Common Stock at $0.1455 per share. In addition, on June 18, 2009, Tri-State entered into a Stock Purchase Agreement with the Trust pursuant to which Tri-State purchased 670,000 shares of Common Stock at $0.1455 per share. The Stock Purchase Agreements referred to in this Item are filed as Exhibits 1 and 2 and are herein incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

1 – Joint Filing Agreement

2 – Stock Purchase Agreement dated as of June 18, 2009 by and between Shapps and Tri-State

3 - Stock Purchase Agreement dated as of June 18, 2009 by and between Shapps and Tri-State

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 25, 2009
TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 12,012,367 shares of Common Stock of Accountabilities, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 25, 2009

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter